Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. Earnings consist of income from continuing operations before provisions for income taxes plus fixed charges. Fixed charges include interest expense, amortization of debt issuance costs and the portion of rental expense we believe is representative of the interest component of rent expense.

	Year Ended December 31,
	2004	2005	2006	2007	2008
Ratio of earnings to fixed charges	9.7	8.6	6.4	4.6	4.3